DARKPULSE, INC.

1345 Avenue of the Americas

2nd Floor

New York, NY 10105

August 5, 2021

Katherine Wray

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DarkPulse, Inc.
Registration Statement on Form S-3
Filed July 12, 2021
File No. 333-257826

Dear Ms. Wray:

By letter dated July 23, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided DarkPulse, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-3 filed with the Commission on July 12, 2021 (the “S-3”). We are in receipt of your letter and set forth below are the our responses to your comments. For your convenience, the comments are listed below, followed by our responses.

Registration Statement on Form S-3 Filed July 12, 2021

General

1.	Your Form 8-K filed on May 5, 2021, does not appear to have been timely filed, given that it relates to events that occurred on April 26, 2021. Accordingly, it does not appear that you meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. Please explain why you believe you are eligible to file on Form S-3, or amend your registration statement on an appropriate form.

Response: We have filed an amendment to our Form 8-K filed on May 5, 2021 (such 8-K/A filed with the Commission on July 29, 2021) revising such disclosure to reflect the correct date of April 30, 2021 for the events described in such filing.

Exhibits

2.	We note that the legal opinion filed as Exhibit 5.1 is limited to the laws of the State of Delaware, while the indenture and the debt securities will be governed by the laws of the State of New York, according to the Section 113 of the form of indenture filed as Exhibit 4.1. Please have counsel revise its legal opinion to opine on the laws of the State of New York with respect to the debt securities. For guidance, see Section II.B.1(e) of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings).

Response: We have filed an amendment to the S-3 (the “S-3/A”) with the Commission on August 5, 2021. A revised legal opinion is filed as Exhibit 5.1 to the S-3/A, indicating that the indenture and the debt securities will be governed by the laws of the State of New York.

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3.	In addition, we refer to the following assumption made by counsel in the opinion: “We are attorneys licensed to practice in the States of New York and New Jersey and our opinions herein assume the laws of the State of Delaware as applied here are the same as in those jurisdictions.” Such as assumption appears inappropriate, in that it seems to exclude or pre-empt the lase of the relevant jurisdiction. Please have counsel provide us with an analysis of how this assumption is appropriate or revise its opinion to remove it. For guidance, see Section II.B.3(c) of Staff Legal Bulletin No. 19.

Response: A revised legal opinion is filed as Exhibit 5.1 to the S-3/A, reflecting the removal of such assumption.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Dennis M. O’Leary

Chief Executive Officer, President, and Chief Financial Officer

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